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                                Filed By: Jupiter Media Metrix, Inc. pursuant to
                                Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                Subject Company: Jupiter Media Metrix, Inc.
                                Commission File No: 000-25943


       Jupiter Media Metrix, Inc. Third Quarter Earnings Conference Call
                                November 6, 2001


SUSAN HICKEY:

Good Afternoon and thank you all for joining us for Jupiter Media Metrix' third quarter 2001 conference call and webcast. Speaking this afternoon will be Robert Becker, our Chief Executive Officer, and Jean Robinson, our Chief Financial Officer. A replay of this webcast will be available on the investor relations area of jmm.com. Before I turn the call over to Bob, I would like to remind everyone that this call will contain forward-looking statements regarding the company's future plans - including our proposed merger with NetRatings - expectations and results. These forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, are based on the company's current plans and expectations and are subject to various risks and uncertainties that could cause such statements to differ materially from actual future events or results. As a result, these statements are not guarantees of future performance. For additional information about the risks that may affect our future business and financial results, we refer you to the company's
Annual Report on Form 10-K for the year ended December 31, 2000, which was filed with the SEC on April 2, 2001, and the company's quarterly reports on Form 10-Q that are filed with the SEC. You are encouraged to read this information carefully. Jupiter Media Metrix undertakes no obligation to update any forward-looking statement that may be made from time to time by or on behalf of the company, whether as a result of new information, future events or otherwise. I will now turn the call over to Bob Becker.

ROBERT BECKER:

Good afternoon and thank you for joining us to review our third quarter 2001 results. During this call I will first provide highlights of our performance for the Quarter. Then I will discuss the numerous initiatives that we undertook in the third quarter to re-focus and right size our business for the current economic climate as well as to position ourselves for the future. Lastly, I will discuss our recently announced merger with NetRatings.
Jean Robinson will then cover our financial results in greater detail and discuss our financial outlook. After which, we will be happy to take your questions.

Jupiter Media Metrix' revenues were $20 million for the third quarter, compared to pro forma revenues of $38.6 million for the third quarter of 2000. By segment for the quarter,
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Measurement  revenues, which include Media Metrix and AdRelevance services, were $9.6 million, and Jupiter Analyst Research revenues were $9 million. Events and Other contributed $1.3 million in revenue. These results were respectable given the current economic climate and were within the guidance provided last quarter. We faced a tough selling environment driven by a weak economy and increased uncertainty about a recovery. However, our sales, client service, and product organizations are now positioned to perform in even the most challenging of environments - as we focus on client service and value-added relationships. We added 73 new client contracts during the quarter while renewing a number of premier accounts, including such leading companies as AOLTimeWarner, IPG, Deutsche Telecom, Dell, Bates Worldwide, Deutsche Bank, Credit Suisse First Boston, Eastman Kodak, Marketwatch, BBC, Ebay, Visa International, and Bertlesmann.

On the product front during the quarter, Jupiter Research delivered important forecasts in the online music, advertising spending, digital marketing, and retail spaces to support our clients' important planning processes. On the measurement side, we launched the next generation of AdRelevance - Version 3.0 - the industry's only tracking tool equipped with the technology to give marketers a complete view of online ad activity
- including creative strategy, ad spend data, demographics and trends. And, we continued to enhance our audience measurement product by adding our International data to our advanced mymetrix.com user interface. We'll be launching our enhanced version of MyMetrix.com delivery tool next week. On the Events side, we produced two successful Events during the quarter - our online music conference, Plug-in and Online Advertising.

Our net loss, excluding amortization, restructuring and other one-time events, was $13.4 million, or $0.38 per share. This operating loss was in line with our expectations but, as Jean will explain in more detail later in this call, it excludes significant restructuring costs and a write down of goodwill that were required in connection with many of the strategic actions announced during and just after the quarter.

When we reported our second quarter results in late July, we informed   you
that we would be undertaking an aggressive review of our activities and operations with a goal of reducing our cash consumption and driving our business toward profitability as rapidly as possible. We completed this critical task in late September. Our review was comprehensive - it included input from customers, partners and employees from every level of the organization - but it was also done with appropriate speed. Key actions taken as result of this review were as follows:

1. We reduced our global footprint and coverage to better align our services with our clients needs and to reduce our significant international losses. Since last quarter we will have exited or are in the process of exiting 5 of the 12 countries outside the US in which we had local operations.
2. We have dramatically reduced the scope of our events business going forward. We believe Jupiter events are core to our analyst research business providing a wonderful forum for our clients, industry participants and our market leading analysts. However, our events group will not be run as a strategic growth area. Accordingly we will run a limited number of premier events in industries and areas aligned with our analyst coverage. We will avoid the losses and financial exposure incurred during 2001.
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3.       We announced a restructuring of the senior management team as well as a 30% reduction in our staffing levels. Our objectives were to streamline our management structure, improve communication and ensure decisions are made as close to our customers as possible.
         We eliminated management layers and less essential corporate activities resulting in an organization with a clear customer- centric focus. These staffing reductions as well as other cost saving initiatives will result in annualized savings of more than $40 million in 2002.
4. Regarding our international Jupiter research products, we are moving from individual country coverage to more regional coverage. More importantly, due to the positive reception in the marketplace, we have re-committed to the industry focus of our Jupiter products that was announced in the Spring.
5. We have combined our Media Metrix and AdRelevance management and operations to better address the audience and advertising measurement needs of our core customer base.
6. We have re-focused both our sales staff and our customer support personnel on the unique needs of our customers for our analyst research and measurement services. As a result, Jupiter Research subscribers will benefit from industry-specific research and interaction with our more than 50 analysts, while Measurement clients will benefit from our ability to leverage our great technology assets from across our Media Metrix and AdRelevance product lines.

We now have an organization that will effectively and efficiently deliver high quality, innovative measurement and analyst research products and services to our customers.

At the same time as we were undertaking our strategic and operational review, we also recognized that we needed to consider the full range of financial options that would allow us to execute our plans. As we evaluated all of the possibilities, it quickly became clear that a merger with NetRatings and e-Ratings was the most attractive option for our shareholders, our customers and our employees. We are delighted to have announced this transaction two weeks ago. The combination of these three businesses will result in unparalleled global breadth and depth of both analytical and Internet measurement services. There are enormous complementary strengths in people, products and brands as well as extensive operating synergies, all of which can be unlocked within the framework of a company with an exceptionally strong balance sheet.

As you are aware from our press release, our stockholders may elect to receive .1490 shares of NetRatings stock or $1.95 in cash in exchange for each Jupiter Media Metrix share. The merger agreement provides that no more than 50% or less than 30% of the aggregate consideration will be paid in cash. In addition, NetRatings has agreed to lend us up to $25 million, subject to specific conditions. Any drawdowns will result in a reduction in the per share purchase price at closing. With the timetable to close this transaction early in the 1st Qtr of 2002, we do not currently anticipate any borrowings under this credit facility. The transaction is subject to stockholder approval, Hart Scott Rodino clearance and other customary conditions.
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At this point I will turn the call over to Jean for the financial update.

JEAN ROBINSON:

Thanks Bob.

Let me start on the revenue side, and I'll focus on the pro forma numbers in comparisons throughout. As Bob indicated, revenues for the quarter were $20 million, down 48% from the third quarter of 2000. The largest decline was in our Events business, which was down 85% from last year. Our syndicated businesses were down 38%, reflecting the continued fallout of the dotcoms and the weak economy overall. 94% of our quarterly revenues came from subscription-based services and total contract value on September 30th was $69.3 million. Gross margin for the quarter was $9.6 million or 48 percent compared to $24.5 million or 63 percent a year ago, reflecting our lower revenue levels. Net loss for the quarter - excluding charges related to amortization, restructuring and other charges - was $13.9 million or 38 cents per share compared to net loss of $507,000 or one cent per share, in the third quarter of 2000. Although revenues were down $19 million, we were able to offset one-third of this through lower expense levels. This lower expense level does not yet reflect the $40 million in annualized cost savings outlined earlier by Bob. We will see some of the benefit of these savings in the fourth quarter and the full amount next year.

Our restructuring and other charges during the quarter  were $34 million.
The largest piece of this - $25.5 million relates to real estate, both the write off of leasehold improvements and some conservative assumptions about the cost of getting out of our excess space. The remaining $8.5 million breaks down as follows: $5.2 million is for severance payments, $1.9 million is the write off of unused equipment, $700,000 relates to Events hotel cancellation penalties, and $700,000 relates to other International restructuring costs.

In addition, we felt it appropriate to write down the goodwill associated with the Jupiter Communications acquisition. This noncash write down was $320 million.

With regard to client metrics, we ended the quarter with 1,363 client contracts, down from 1,895 at the end of last quarter. While some of this decrease can be attributed to a change in the way that we are defining our client contracts, we did feel the impact of clients who signed contracts in the third quarter of 2000 coming up for renewal - and many of them were just not around to renew. On the other hand our average contract value increased from $46,000 at the end of the second quarter to $51,000 at the end of the third quarter. And, while this increase was driven in part by our redefinition of some of our contracts, we know that we are seeing a slight increase in our average contract value as the dot-coms fall out of the client base and the average is weighted toward larger, more stable contracts. Our renewal rate was 45% percent, reflecting the disappearance of some of our client base combined with the overall tough market environment.
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We ended the quarter with $33.1 million in cash on the balance sheet.  Our cash usage declined substantially from $25 million in each of Q1 and Q2 to $16 million this quarter.

As far as our outlook for the fourth quarter, we expect that the market will continue to be difficult, so we will provide a fairly wide guidance range as we did last quarter. We expect measurement revenues to be between $8 million and $9 million, research service revenues between $6 million and $7 million, and events revenues of about $100,000. Thus, we expect total revenues of between $14 million and $16 million. On the basis of this revenue, we expect a loss of 35 to 40 cents per share before amortization. We expect a gross margin of approximately 43 to 46 percent. R&D should be about 40 percent of revenues, selling and marketing about 35 to 40 percent, and G&A of about 55 percent of revenues. We expect interest income of approximately $100,000, and we will no longer have the benefit of minority interest as we transition our international partnerships.

We expect cash usage for the fourth quarter to be between $15 and $18 million and include, in addition to operations, cash outlays related to our third quarter restructuring.

As Bob mentioned to you, assuming our merger with NetRatings closes early in Q1 2002, we do not anticipate borrowing from NetRatings and therefore do not expect the purchase price to be reduced for this reason. However, the purchase price is also subject to adjustment based on the cost of buying out our international partners. While we are still in discussions with our partners, we currently expect this to result in a few cents per share downward revision in the purchase price.

I'll now turn the call back to Bob.

ROBERT BECKER:

Thanks Jean - - we'll now be happy to take questions so I'll turn the call back to the operator.